Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TACOTOPIA, Inc.
7109 E 2nd Street
Scottsdale, AZ 85251
http://tacotopia.com

Up to $106,999.62 in Non-Voting Common Stock at $0.78
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TACOTOPIA, Inc.
Address: 7109 E 2nd Street , Scottsdale, AZ 85251
State of Incorporation: DE
Date Incorporated: April 30, 2019

Terms:

Equity

Offering Minimum: $9,999.60 | 12,820 shares of Non-Voting Common Stock
Offering Maximum: $106,999.62 | 137,179 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.78
Minimum Investment Amount (per investor): $169.26

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 48 hours | 10% bonus shares

Next 5 days | 5% bonus shares

Volume Perks

$500+ | Tacotopia Owners Sticker, Owners T-Shirt

$1,000 | $250 in store credit and Owners T-Shirt

$2,500+ | $500 in store credit and one annual pass for 4 people to all tacotopia events + 5% bonus shares

$5,000+ | $1,000 in store + Private party at Tacotopia for up to 25 people + 10% bonus shares)* Needs in the specific city

$20,000+ | Lifetime VIP entrance for 4 + Private party up to 50 people + 15% bonus shares)

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

TACOTOPIA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.78 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

TACOTOPIA Tour is opening additional sponsorship opportunities for their nationally touring Instagram pop-up experience.

TACOTOPIA previewed a small pop-up at the 2019 South by Southwest before launching an expanded exhibit in Santa Monica, CA for a three-month sold-out run

The tour will visit seven cities across the country. Brands looking to reach Gen Z and Millennials should inquire about pricing and options while space is still available.

The pop-up experience will reach over 250,000 Gen Z and Millennials through ticket sales, while garnering over 250,000,000 organic impressions across social media alone.

Brands have the opportunity to activate, sample, distribute coupons/promo, survey, run contests, capture data, etc. Brands without field teams can rely on TACOTOPIA to coordinate full activation.

 The excitement around heavily curated Instagram worthy experiences is grabbing the attention of both brands and consumers. These interactive exhibits are capturing hundreds of thousands of impressions daily through user-generated content.

The founding partners behind Tacotopia Inc, are comprised of a group of four entrepreneurs with backgrounds in digital marketing, software development, advertising, finance and event production. Tacotopia Tour LLC is a subsidiary of Tacotopia, Inc. and was established to run and manage the Tacotopia Tour. The Tacotopia Tour is a 5 market, touring Instagram pop-up, ticketed experience. The Tacotopia Tour launch funding was supported by the investors behind Tacotopia, Inc. as well as sponsorship revenue. Early sponsors included Cholula Hot Sauce and Jarritos soft drink. Ticket revenue funds daily operations. Tacotopia Tour was developed as a marketing vehicle to create mass brand recognition for the Tacotopia brand before extending into licensing deals for consumer packaged goods and fast casual restaurants.

Tacotopia Inc., also owns and operates an ecommerce platform launched to sell Tacotopia Tour merchandise and associated clothing and gift items supporting the Taco lifestyle.

Competitors and Industry

Museum of Ice Cream - This is a pop-up museum with Ice Cream Themed exhibits. Opened the first exhibit in 2016. It currently has a permanent exhibit in San Francisco and NYC. The Museum of Ice Cream received a market valuation of $200 million and just raised $80 million.

Candytopia - is a pop-up museum with candy-themed exhibits. Candytopia currently has three exhibits touring the county under the Candytopia brand. They opened in 2018.

Current Stage and Roadmap

TACOTOPIA launched a beta test at South By Southwest in 2019. We launched in a much smaller footprint with fewer exhibits and we were up against mind-blowing brand activations in Austin during SXSW. The beta launch was a success, we were selling out and received an unexpected response from media – people love tacos!

 After Austin, we invested in more exhibits and fabrication and opened in Santa Monica on the 3rd Street Promenade June 1, 2019. TACOTOPIA attracted over 300 celebrities, influencers and media to the launch party and we were off and running. The first 40 days were 90% sold out. We hosted a VidCon Creators event two days before VidCon in July which brought in another rush of people over the three weeks following. We partnered with a catering company in LA and hosted several Margarita nights in the Santa Monica location, which guests loved. The Santa Monica exhibit closed on August 31st. We were open for 3 months in Santa Monica.

Tempe, AZ followed Santa Monica opening on October 1st. The Tempe location was open for 8 weeks. We negotiated a rev share with the landlord in Tempe and the space was only available for shorted exhibit window. The first 3 weeks were sold out. The venue was different than the Austin venue and even Santa Monica, we were inside an outdoor retail mall and saw a significant drop in walk-up ticket sales as a result. We also introduced Tacos inside the experience in Tempe. We obtained a health permit, hired a Chef and he secured space in a nearby commissary to prepare the Taco fillings – Pollo, Birria and Veggie tacos. The guests in Tempe loved the addition of Tacos inside the experience. We also introduced the TACOTOPIA Hot Sauce in the Tempe location to rave reviews. It was only available at the Taco bar and we were not selling it as a retail packaged good. Overall the Tempe location was a success hitting our online ticket sale goals, but falling short of walk-up ticket sale goals.

The exbibit is heading to New York City next. We are currently scouting space and plan to open the first of March. We will be serving Tacos inside the venue and also plan to obtain a Tavern liquor license and will be selling Margaritas as an upsell in the TACOTOPIA experience. The NYC exhibit will be open for 16 weeks.

After NYC, TACOTOPIA will pop-up in Miami and Chicago which wraps up the 2020 tour.

Once we complete the initial 5-market tour, we will do a feasibility study evaluating the profitability of adding additional cities or focusing on the retail packaged goods and fast casual restaurant plans.

On a side-note, TACOTOPIA takes approximately 4 weeks to set up and 3 weeks to break down.

The Team

Officers and Directors

Name: Deborah Fiorentino

Deborah Fiorentino's current primary role is with Tacotopia Tour LLC. Deborah Fiorentino currently services Tacotopia Tour LLC and Tacotopia inc take up 90% of her time. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Marketing, Management

Other business experience in the past three years:

- **Employer:** West 54 Productions
  Title: COO
  Dates of Service: December 01, 2016 - Present
  Responsibilities: West 54 Productions, is a full-service event production company offering production and marketing capabilities for events of all scopes including festivals, touring exhibits, civic events and conferences. Deborah helped run the operations to make sure the company runs smoothly.

Other business experience in the past three years:

- **Employer:** Tacotopia Tour LLC
  Title: Director if Marketing
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Debbie manages all of the marketing and oversee brand development

Name: Chantz Usery

Chantz Usery's current primary role is with Tacotopia Tour LLC. Chantz Usery currently services Combined Chantz works full time at Tacotopia Tour LLC and Tactotopia INC. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO and Director
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** West 54 Productions
  Title: Director of Event Operations
  Dates of Service: January 01, 2019 - Present
  Responsibilities: At West 54 Chantz was responsible for the overall festival production and developing new festival concepts

Other business experience in the past three years:

- **Employer:** Tacotopia Tour LLC
  Title: Operations Manager
  Dates of Service: January 01, 2019 - Present
  Responsibilities: w

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are a marketing company building a brand through social media.
There are risks associated with each phase of the brand journey, however, fundamentally the primary risk lies in mis-reading consumer trends and staying relevant. Our go-to-market strategy of introducing the Tacotopia brand through an Instagram pop-up experience relies heavily on the Instagram pop-up trend continuing through the five-market tour. We've identified this as a risk, however our research indicates the Instagram pop-up trend will continue through 2020. We are two cities into the five-market tour and already have strong brand recognition in the future markets. Our social first approach in releasing the full five-market tour in advance has built anticipation and excitement with consumers in future cities. Over the next 12 months, we will continue building the Tacotopia brand through social media, however will also be introducing brand extensions into consumer packaged goods, fast casual restaurants and other licensing opportunities. Each phase will carry risks specific to

those industries. Our approach to building Tacotopia as a digitally native, vertical brand resonates with the "taco lifestyle" relevant to our core audience of the Millennial and Gen X generation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Deborah Fiorentino	2,277,334	Voting Common Stock	35.58
Chantz Usery	2,277,334	Voting Common Stock	35.58

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 137,179 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 6,400,000 with a total of 6,400,000 outstanding.

Voting Rights

1 vote per share

Material Rights

6,288,000 shares issued

112,000 options designated to shareholders

Non-Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $64,000.00
  Number of Securities Sold: 6,400,000
  Use of proceeds: Development - TACOTOPIA Tour Fabrication
  Date: December 11, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business is currently generating revenue. Revenue is projected to continue month-over-month growth as the Tacotopia brand expands.

Foreseeable major expenses based on projections:

The major expenses associated with the Tacotopia Tour are in fabrication and build-out costs. These have all been met. As the brand expands into CPG and Fast Casual Restaurants, brand extensions will be funded by Tacotopia Tour revenue.

Future operational challenges:

Tacotopia's future operational challenges are finding strong management in each city the Tacotopia pop-up exhibit enters.

Future challenges related to capital resources:

The Tacotopia capital resources will be challenged if we were to incur issues with our ticketing platform or disruptions in digital social platforms.

Future milestones and events:

Future milestones will be the introduction of Tacotopia branded the CPG products. This will add an additional revenue stream and extend the Tacotopia brand into more households. The evolution into a Tacotopia Fast Casual restaurant will have a significant impact on the growth of the brand and company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources currently available are personal assets of the partners in the way of shareholder loans.

 We have $7800 on hand and have access to approx. $250,000 in loans – this would be loans from the 4 equity partners. We are currently between "ticket" revenue phase and in an expense phase (breaking down and moving) since Phoenix just ended and tickets for NYC do not go on sale until mid-February. The availability to cash does not include any sponsorship revenue that is expected to close before NYC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the Start Engine raise will fast track the introduction of the Tacotopia CPG products and expansion into the Tacotopia Fast Casual Restaurant Concept.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Tacotopia Tour is our primary source of revenue and will continue to operate in the schedule five-city tour. The funds from this campaign are necessary to extend the Tacotopia brand through the introduction of CPG products and a Fast Casual Restaurant concept.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will go toward extending the Tacotopia brand and establishing the CPG partnerships. If we raise the minimum $10K through Start Engine we will make ourselves loans and/or raise money from another source – we have had inquiries. TACOTOPIA Tour will continue through the end of 2020 whether we raise the minimum or maximum with StartEngine. Tacotopia Tour is self-funding at this point, the raise is to accelerate the expansion into licensing the brand, CPG and Food & Beverage.

How long will you be able to operate the company if you raise your maximum funding goal?

A maximum raise will fast track the Fast Casual Restaurant concept. The raise with StartEngine has never only been about the maximum of $107K, we plan to submit audited financials immediately after we get started on the initial raise to keep the raise going until we have sold all shares allocated -1,600,000. As mentioned in the earlier paragraph, TACOTOPIA Tour is committed to the finish the 2020 tour dates – New York City, Miami, Chicago. The Tour is self-funding, the raise will be used to accelerate the expansion opportunities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of outside capital are available through the equity partners and licensing the Tacotopia brand.

Indebtedness

- **Creditor:** Gile Tamplin
  Amount Owed: $76,250.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Tacotopia Tour LLC
  Amount Owed: $12,500.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Giles Tamplin
  Relationship to Company: Investor
  Nature / amount of interest in the transaction: $100,000 10% in TACOTOPIA Inc, & 10% in TACOTOPIA Tour
  Material Terms: Shareholders Agreement

- **Name of Entity:** Tacotopia Tour LLC
  Names of 20% owners: Deborah Fiorentino
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: Tacotopia Inc. owns 80% of Tacotopia LLC. Giles Tamplin owns 10% and Terralever Ventures owns 10%.
  Material Terms: See terms uploaded

- **Name of Entity:** West 54 Productions LLC
  Names of 20% owners: Deborah Fiorentino and Chantz Usery
  Relationship to Company: Retail Building
  Nature / amount of interest in the transaction: West 54 Productions, LLC, entered a rental agreement with HUNT JACOBSEN PROPERTIES, LLC for a retail

building located at 1245 3rd Street Promenade, in the city of Santa Monica, CA.
Material Terms: The lease begins on April 17, 2019 and ends on September 16, 2019. The monthly rent is $30,000 per month throughout the term of the lease and is paid for Tacotopia Tour, LLC. As of September 30, 2019, the company has a total outstanding loan in total amount of$93,750 from related parties. The loan has no interest and no maturity date has been set.

Valuation

Pre-Money Valuation: $4,992,000.00

Valuation Details:

TACOTOPIA Inc. owns TACOTOPIA trademark, TACOTOPIA Tour, Shop.Tacotopia.com,

Revenue Sources include ticket sales from tour, retail from Shop.Tacotopia.com, licensing deals on brand TACOTOPIA will include consumer packaged goods, fast casual restaurants, Taco Festivals.

TACOTOPIA Tour - Revenue

Pro Forma - Sept 2019 - October 2020 - Gross Revenue $2.9M / Net Revenue $1.9M

April - August 2019 Gross Revenue $500,000

Shop.TACOTOPIA - Revenue

2019 + 2020 Projections $550,000

The TACOTOPIA brand name will be extended into consumer packaged goods, a group of fast-casual restaurants currently in plans for Phoenix, AZ followed by San Diego, CA.

The brand extensions into Food Service is projected to increase the downstream Gross Revenue by $3M in the first 12 months from open per restaurant location. This is projected to add an additional $9M 2020 - 2022.

Tacotopia is in conversations with multiple restaurant groups that have brought successful concept fast-casual restaurants to market about developing the concept with a goal of opening 3 locations in Phoenix before 2021.

Fast-casual is the fastest-growing segment of the restaurant industry and is largely stealing market share from the fast-food restaurants. We believe the added combination of sourcing healthier, local ingredients combined with the Social First business model of Tacotopia will deliver a successful model.

The Tacotopia brand extension into consumer packaged goods will initially include a line of Hot Sauce and a line of Tortilla Chips.

We are currently testing recipes and negotiating with private label co-packers. The go-to-market strategy for the Hot Sauce and Tortilla Chips will be through on-site sampling, the gift shop and the e-commerce store. The brand will also be introduced through the Speciality Foods Trade Show events.

The CPG extension is projected to add an additional $500,000 in 2020.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The funds will be used to continue to build the brand expanding into a partnership with a hot sauce copacker and ultimately a fast-casual restaurant concept.

If we raise the over allotment amount of $106,999.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The funds will be used to continue to build the brand expanding into a partnership with a hot sauce copacker and ultimately a fast-casual restaurant concept.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://tacotopia.com (http://tacotopia.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tacotopia-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TACOTOPIA, Inc.

[See attached]

I, <u>Deborah Fiorentino</u> (Print Name), the <u>CEO</u> (Principal Executive Officers) of _____Tacotopia, Inc. hereby certify that the financial statements of Tacotopia, Inc and notes thereto for Inception (April 30, 2019) to ending September 30, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in prior year and was incorporated in 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>10/31/19</u> (Date of Execution).

<u>Deborah Fiorentino</u> (Signature)

<u>CEO</u> (Title)

<u>10/31/19</u> (Date)

TACOTOPIA, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
AS OF INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019

Tacotopia, Inc.
Index to Financial Statements
(unaudited)

TACOTOPIA, INC.
BALANCE SHEETS
AS INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019
(unaudited)

		September 30, 2019
		Consolidated
ASSETS		
Current Assets		
Checking/Savings	$	10,589
Total Current Assets		10,589
Non-Current Assets		
Property and Equipment		362,835
Accumulated Depreciation		(115,447)
Total Fixed Assets		247,388
TOTAL ASSETS		**257,977**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable		34,431
Total Current Liabilities		34,431
Long Term Liabilities		
Long term debt		93,750
Total Long Term Liabilities		93,750
Total Liabilities		**128,181**
Equity		

4

Common Stock, par value $0.01 1,600,000 shares authorized, 0 issued and outstanding

           –

Preferred Stock, par value $0.01 6,400,000 shares authorized, 6,400,000 issued and outstanding

64,000

Member's Equity	90,000
Subscription Receivable	(64,000)
Additional Paid	175,757
Retained Earnings/(Deficit)	(148,940)
Total Equity attributable to Parent	116,817
Noncontrolling Interests	12,980
Total Equity, including portion attributable to Noncontrolling Interests	129,796
TOTAL LIABILITIES & EQUITY	$ 257,977

TACOTOPIA, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019
(unaudited)

		September 30, 2019
		Consolidated
Revenue		594,135
Costs and expenses:		
Marketing and sales		195,286
General and administrative		564,339
Total costs and expenses		759,624
Income from operations		(165,489)
Interest and other income (expense), net		-
Income before provision for income taxes		(165,489)
Provision for income taxes		-
Net (loss) income		(165,489)
Net (loss) income attributable to noncontrolling interest		(16,549)
Net (loss) income attributable to Parent	$	(148,940)

TACOTOPIA, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019
(unaudited)

	Preferred Stock		Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Non Controlling Interest	Total Members' Equity
	Shares	Amount	Units	Amount				
April 30, 2019	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares	6,400,000	64,000						-
Subscription Receivable		(64,000)						
Contribution	-	-	-	90,000	175,757	-	29,529	295,286
Distribution	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(148,940)	(16,549)	(165,489)
September 30, 2019	6,400,000	-	-	90,000	175,757	(148,940)	12,980	129,796

7

TACOTOPIA, INC.
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019
(unaudited)

	September 30, 2019
	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss), including portion attributable to Noncontrolling Interest	$ (165,489)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	115,447
Accounts receivable	-
Accounts payable	34,431
Net cash provided by operating activities	(15,611)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(362,835)
Net cash provided by (used in) investing activities	(362,835)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members Contribution	295,286
Other financing activities, net	93,750
Net cash provided by (used in) financing activities	389,036
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,589
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-

8

CASH AND CASH EQUIVALENTS AT END OF PERIOD $ 10,589

Non Cash Investing and Financing Activities:
   Subscription Receivable $ 64,000

NOTE 1 – NATURE OF OPERATIONS

Tacotopia Inc., was formed on April 30, 2019 (Inception) in the State of Delaware and is the parent of Tacotopia Tour LLC with 80% ownership. The financial statements of Tacotopia Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottdale, AZ.

Tacotopia Inc., is a marketing company and owns the Tacotopia brand and trademark.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Tacotopia Tour LLC. All intercompany transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ticket sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and AZ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of September 30, 2019, the company has a total outstanding loan in total amount of $76,250 from a company's officer and $12,500 from a 10% member of its subsidiary, Tacotopia Tour LLC. The loan has no interest and no maturity date has been set.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company's majority shareholder, West 54 Productions, LLC, entered a rental agreement with HNT-JACOBSEN PROPERTIES, LLC for a retail building located at 1245 3rd Street Promenade, in the city of Santa Monica, CA. The lease begins on April 17, 2019 and ends on September 16, 2019. The monthly rent is $30,000 per month throughout the term of the lease and is paid for Tacotopia Tour, LLC.

As of September 30, 2019, rent expense is in the amount of $150,500.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,600,000 shares of our common stock with par value of $0.01. As of September 30, 2019, none of the common shares have been issued.

Preferred Stock
We have authorized the issuance of 6,400,000 shares of our common stock with par value of $0.01. As of September 30, 2019, all shares of common stock have been issued and outstanding for a value of $64,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company's majority shareholder, West 54 Productions, LLC, entered a rental agreement with HNT-JACOBSEN PROPERTIES, LLC for a retail building located at 1245 3rd Street Promenade, in the city of Santa Monica, CA. The lease begins on April 17, 2019 and ends on September 16, 2019. The monthly rent is $30,000 per month throughout the term of the lease and is paid for Tacotopia Tour, LLC.

As of September 30, 2019, the company has a total outstanding loan in total amount of $93,750 from related parties. The loan has no interest and no maturity date has been set.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2019 through October 30, 2019 the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _Deborah Fiorentino_ (Print Name), the CEO of Tacotopia Tour LLC, hereby certify that the financial statements of Tacotopia Tour LLC and notes thereto for the periods from inception (April 30, 2019) to September 30, 2019 ending included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __10/31/19__ (Date of Execution).

Deborah Fiorentino (Signature)

___CEO___ (Title)

___10/31/19___ (Date)

TACOTOPIA TOUR LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
FOR INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019

Tacotopia Tour LLC
Index to Financial Statements
(unaudited)

TACOTOPIA TOUR LLC
BALANCE SHEETS
SEPTEMBER 30, 2019
(unaudited)

		September 30, 2019
ASSETS		
Current Assets		
Checking/Savings	$	10,589
Total Current Assets		10,589
Non-Current Assets		
Fabrication Costs		362,835
Accumulated Depreciation		(115,447)
Total Fixed Assets		247,388
TOTAL ASSETS		**257,977**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable		34,431
Total Current Liabilities		34,431
Long Term Liabilities		
Long term debt		93,750
Total Long Term Liabilities		93,750
Total Liabilities		128,181
Equity		
Capital Stock/Member's Equity		100,000
Additional Paid		195,286

Retained Earnings/(Deficit)		(165,489)
Total Equity		129,796
TOTAL LIABILITIES & EQUITY	$	257,977

TACOPIA TOUR LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2019
(unaudited)

	September 30, 2019
Revenue	594,135
Costs and expenses:	
Marketing and sales	195,286
General and administrative	564,339
Total costs and expenses	759,624
Income from operations	(165,489)
Interest and other income (expense), net	-
Income before provision for income taxes	(165,489)
Provision for income taxes	-
Net income	$ (165,489)

TACOTOPIA TOUR LLC
STATEMENTS OF MEMBERS' EQUITY
FOR INCEPTION (APRIL 30, 2019) TO SEPTEMBER 30, 2019
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
April 30, 2019	-	$ -	$ -	$ -	$ -
Contribution	-	100,000	195,286	-	295,286
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	(165,489)	(165,489)
September 30, 2019	-	100,000	195,286	(165,489)	129,796

TACOTOPIA TOUR LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2019
(unaudited)

	September 30, 2019
Cash flows from operating activities	
Net income	$ (165,489)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	115,447
Changes in assets and liabilities:	
Accounts payable	34,431
Net cash provided by operating activities	(15,611)
Cash flows from investing activities	
Purchases of property and equipment	(362,835)
Net cash used in investing activities	(362,835)
Cash flows from financing activities	
Members Contribution	295,286
Other financing activities, net	93,750
Net cash used in financing activities	389,036
Net (decrease) increase in cash and cash equivalents	10,589
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 10,589

NOTE 1 – NATURE OF OPERATIONS

Tacotopia Tour LLC was formed on April 30, 2019 ("Inception") in the State of Delaware. The financial statements of Tacotopia Tour LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale Arizona.

Tacotopia Tour LLC is a subsidiary of Tacotopia Inc, is a marketing company that owns the Tacotopia brand and trademark.

Tacotopia Tour is a pop up experience that is a larger than life playground, a hybrid amusement park and Taco Festival rolled up into a funky, Tacotastic, immersive experience with over thirty interactive Instagram photo exhibits. The interactive exhibit features more than thirty unique spaces with larger-than-life installations ranging from the Mechanical Taco to the oversized Guac is Extra guac pit and Taco Teeter Totter. The experience also includes a Complimentary Bottle of Jarritos soft drink and a coupon for one Free Taco at a given location and a Free Gift Bag filled with samples and goodies with every ticket. Guests can choose their arrival time and will have approximately 60 minutes to explore and play in the taco wonderland full of sharable moments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sale of ticket to pop up tours when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of September 30, 2019, the company has an outstanding loan in the amount of $93,750 from two members. The loan has no interest and no maturity date has been set.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The company is own 90% by Tacotopia Inc and 10% by Giles Tamplin.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of September 30, 2019, the company has a total outstanding loan in the amount of $76,250 from Deborah Fiorentino, a company's officer and $17,500 from Giles Tamplin, a 10% member, for a total amount of $93,750. The loan has no interest and no maturity date has been set.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2019 through October 30,

2019.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

TACOTOPIA Inc.

An Instagram Pop-Up Exhibit





⊘ **Website**   📍 Scottsdale, AZ   ADVERTISING & MARKETING

Tacotopia is a larger than life playground where you can experience taco inspired, interactive, and immersive art that delivers picture perfect goals.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$4.99M** Valuation
Equity Offering Type	**$169.26** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Notable past sponsors include Cholula, Jarritos, and more

- The pop-up has found success in multiple cities with more being added to the schedule

- Over 100,000,000 impressions in earned media

We saw tacos becoming a pop-culture icon, and we wanted in

We recognized early on that tacos had come to reflect a lifestyle that resonates

We recognized early on that tacos had come to reflect a lifestyle that resonates with the Millennial and Gen Z population. From the recently released Netflix "Taco Chronicles" and LeBron James' viral "Taco Tuesday" social media posts to Taco Bell's recent hotel takeover and TACO Tinder, tacos have crept into all aspects of American pop-culture. We knew we wanted to find a way to capture the essence of the Taco lifestyle and serve it to Millennials and Gen Z as a fun and engaging experience.


EXTRA

THE PROBLEM

The social media culture has created an insatiable need to connect with brands that align with their lifestyle and values

Spending any amount of time on social media reveals Millennials' and Gen Z's enthusiasm for sharing fun, new, and unique experiences that resonate with pop culture while providing a cool aesthetic. This nearly unquenchable desire to find eccentric and colorful content to support their brand is often met with opportunities that stop at the social media post. However, with TACOTOPIA, the post is where the relationship with the brand begins.


SEÑORITA
NEEDS A



THE SOLUTION

The TACOTOPIA Tour creates an immersive introduction into the TACOTOPIA brand

TACOTOPIA found a way to combine the cultural zeitgeist around tacos and excitement of compelling social media content in one place.

TACOTOPIA is currently touring an immersive, taco-themed funhouse that offers a hybrid amusement park and taco festival experience. With more than 30 photo-friendly installations, the pop-up creates a memorable experience with the Millennial and Gen Z generations as they engage and interact with the TACOTOPIA brand.



These branded experiences are shared across thousands of personal social platforms as guests become TACOTOPIA brand ambassadors and influencers.

As the TACOTOPIA brand extends into fast casual restaurants and consumer packaged goods, the brand will have already created a devoted fan base.

THE MARKET

A prospering social media market offers a promising future for TACOTOPIA

The Instagram "Pop-Up" experience is a recent cultural phenomenon whose popularity promises to hold strong as social media platforms continue to flourish. The Instagram Pop-Up trend is on a parallel track to the Influencer Marketing trend, with is set to become a $1 Billion Industry. With over 100,000,000 impressions in earned media, the TACOTOPIA tour has proven its viability on these platforms



OUR TRACTION

TACOTOPIA Tours is already a success with $600K+ revenue in just the first few months

The TACOTOPIA tour has had a successful run in two cities and has just opened in

its third. The experience was initially tested in Austin, TX at the 2019 South by Southwest Festival where the concept was proven successful. From there, TACOTOPIA expanded into a 3-month pop-up experience in Los Angeles, CA.

The experience was then moved to Phoenix, AZ and opened on September 28 to a sell-out crowd.   The exhibit will be live in Phoenix for 8 weeks and will continue to Miami for 12 weeks, New York City for 16 weeks and Chicago for 8 weeks. Additional cities will be added at the end of the current schedule.

In addition to selling tickets, TACOTOPIA has already engaged in a handful of notable past customers:

- Cholula Hot Sauce and Nosotros Tequila were both sponsors in LA market
- Jarritos Soft Drink is a sponsor of the full tour

With sponsorships range from $20,000 to $250,000 and the tour is expected to generate **$1,000,000 in sponsorship sales in 2019 alone!**







SAVE THE EARTH,
IT'S THE ONLY PLANET
WITH TEQUILA
-NOSOTROS

4.8/5 Stars on Google
I died and went to heaven at Tacotopia.
Stephanie
Wow! Just wow! What a unique and amazing time we had at TacoTopia today!
Tyler
10/10 would recommend! if you haven't gone you better go! It's a must!
Tosh
Love the Idea! Awesome photo locations and great staff!
Daniel

130+ other articles Taco-bout us!

FOOD&WINE abc GOOD MORNING AMERICA elite daily

DO LA NBC artnet®



WHAT WE DO

Way more than just a fun pop-up museum

The TACOTOPIA experience is an **Instagrammable Funhouse disguised as a Pop-up Museum** The exhibit has over 30 colorful, interactive installations to experience and photograph - from a mechanical taco to a lime swing to a

guacamole foam pit. The exhibit also features a gift shop where visitors can purchase TACOTOPIA branded retail. We've also extended the TACOTOPIA retail into an e-commerce shop to reach the ever-growing TACOTOPIA fan base.



Super
GOOD.







This pop-up museum provides is just an introduction to our expanding lineup



TACOTOPIA
01 INSTAGRAM POP-UP
Tacotopia Tour concept tested in Austin, TX at SXSW. Five city tour launched in Los Angeles 5/2019. LA exhibit open May - August, before moving to Phoenix 9/2019 for three-month exhibit. Tour continues to NYC, Miami, and Chicago over 2020.
02 ECOMMERCE STORE
Shopify store launched extending Tacotopia branded wearables and Taco themed gifts supporting Taco lifestyle.
03 CONSUMER PACKAGED GOODS
Tacotopia brand hot sauce, taco seasoning, tortilla chips co-packer relationships developed. Brand product launch through Tour, Ecommerce and Social Media Followers.
04 FAST CASUAL RESTAURANTS
Tacotopia Fast Casual Restaurants with evolving Instagrammable elements incorporated into restaurant design.
05 LICENSING
Tacotopia Licensing Partnerships.

We plan to expand into a line of TACOTOPIA branded hot sauce, salsas, taco seasonings, and fast-casual experiential restaurants.

We've built more than just a pop-up experience, TACOTOPIA is a brand fan can continue to engage with even after visiting the exhibit.

We are already looking to expand


Hot Sauce


Chips


Seasoning

These are our prototype packaging which are working to release in the 2020

THE BUSINESS MODEL

TACOTOPIA has multiple sources of revenue and a low cost model

TACOTOPIA Inc has four revenue streams:

- Ticket Revenue to the Experience
- Brand Sponsorship Revenue
- Retail Merchandise Revenue
- TACOTOPIA Brand Licensing Revenue

Additionally, all start-up fabrication costs have already occurred. TACOTOPIA benefits from high margins and low rent costs due to its revenue-sharing model.





HOW WE ARE DIFFERENT

Our pop-up experience is just the beginning of the TACOTOPIA lifestyle

The Instagram pop-up phenomenon has ushered in an era of colorful exhibits seeking to appeal to social media users looking for the next iconic photo opportunity.

Tacos have come to reflect a lifestyle that resonates with the Millennial and Gen Z population and has dominated all aspects of American pop-culture from Netflix to social media to hotels.

TACOTOPIA combines both of these phenomena. The TACOTOPIA tour is a fun and engaging experience that captures the essence of the taco lifestyle.
Aside from just providing thematic imagery, TACOTOPIA stands out from the long list of other Instagram pop-up exhibits because of its line of branded retail in the gift shop, online at the newly launched e-commerce store, and an eventual chain of fast-casual experiential restaurants. TACOTOPIA is not just a photo op, it's a lifestyle.





THE VISION

The Tour will act as an introduction into a range of TACOTOPIA products

The TACOTOPIA Instagram pop-up tour operates as an introduction to the TACOTOPIA brand. The strategy behind building TACOTOPIA as a **social-first brand** delivers a powerful army of engaged super fans, creating user-generated content around the TACOTOPIA experience. This translates into hundreds of thousands of shares across Instagram, Twitter and Facebook with friends telling friends. As this social media sharing trends, traditional media outlets will pick up on the trend amplifying the brand even further.

Once the experience has toured the country and gained mass name recognition through social media engagement, the TACOTOPIA brand will be extended into consumer-packaged goods in the form of salsas, hot sauces, taco seasoning, etc. and a fast-casual, experiential restaurant concept.

The line of TACOTOPIA products will be introduced through sampling at the pop-ups and sold in the gift shops. The online e-commerce store just opened on September 1st and is an extension of the retail gift shop and more. In three months, the gift shop at the LA exhibit reached $17,500 in sales and online sales are expected to exceed $50,000 per month.

Fast-casual experiential restaurants will be an eventual accompaniment to the national tour and retail licensing deals will make it easy for people to interact with TACOTOPIA through different every day and special occasion items. The goal is to sell the brand within three years.



OUR TEAM

We are an event production company with specialties in digital marketing

We are an event production company based out of Scottsdale, AZ with a strong background in digital marketing. In today's social media-obsessed world, having a team that can create and nurture a strong digital presence is vital for creating a recognizable brand. We primarily focus on food and beverage festivals in the Phoenix Metropolitan Area and have seen a lot of success. With our team of creative, strategic, and entrepreneurial minds, we are ready to take our brand to other markets and engage with audiences and consumers nationwide.


WELCOME TACO FANATICS
WTF

WHY INVEST

Join us in expanding the TACOTOPIA brand nationwide

Consumer intelligence firm Maru/Matchbox reports **69 percent of millennials to take a photo or video of their food before eating.** The benefits of Instagram for restaurants has impacted both food presentation and restaurant design. The TACOTOPIA fast-casual experiential restaurant concept will accelerate early success by incorporating elements of the TACOTOPIA Instagram experience into the overall interior design and food presentation. Each restaurant will incorporate immersive installations into the restaurant interior, leaning into the experiential and emotional connection the TACOTOPIA Tour built with Millennial and Gen Z consumers.


CLOUDY



With a successful run in multiple cities and a list of notable sponsorships, TACOTOPIA is making progress towards mass brand recognition. We are looking for like-minded people to join us in bringing the exhibit and retail items to visitors across the country. We are extending into fast-casual experiential restaurants, consumer packaged goods, and retail merchandising.

We aim to sell the brand within three years, so now is the time to invest and **join the Taco Ride!**



TACOTOPIA
introduces
TACOTOPIA hot

TACOTOPIA
introduces
TACOTOPIA

TACOTOPIA
Pop-up adds
cities on tour &



- **March 2019** — TACOTOPIA Successfully Tests the Pop-Up Experience at SXSW
- **August 2019** — Retail Sales at the LA Exhibit Reach $17,500 After 3 Months
- **October 2019** — sauce & chips through the TACOTOPIA Instagram Pop-up experience sampling bar.
- **Fall 2019** — TACOTOPIA Pop-Up Moves to Miami
- **June 2019** — Pop-Up in Santa Monica
  TACOTOPIA Launches a Three-Month Pop-Up in Santa Monica
- **September 2019** — Ecommerce Store Opens and TACOTOPIA Pop-Up Moves to Phoenix
- **Spring 2020** — salsa and TACOTOPIA Pop-Up Moves to Chicago (ANTICIPATED)
- **Winter 2020** — TACOTOPIA Pop-Up Moves to New York (ANTICIPATED)
- **Fall 2020** — begins developing Fast Casual Restaurant concept (ANTICIPATED)

In the Press













SHOW MORE

Meet Our Team







Deb Fiorentino
CEO & Director
Deb has 20 years in marketing, event production and design experience. A serial entrepreneur, Deb is responsible for marketing and building the brand.
Debbie spends 90% of her time working on Tacotopia

Chantz Usery
COO & Director
Chantz is the creative behind the Tacotopia concept and brand. He is the marketing and social media mastermind. Chantz spends 100% of his time working on Tacotopia

Alex Machuca
Senior VP of Business Development and Strategic Partnerships
Alex is the Senior VP of Business Development and Strategic Partnerships. An entrepreneur with a successful track record of business startups, Alex is skilled in creating lasting strategic partnerships and introducing TACOTOPIA to potential sponsors.

Offering Summary

Company : TACOTOPIA, Inc.

Corporate Address : 7109 E 2nd Street , Scottsdale, AZ 85251

Offering Minimum : $9,999.60

Offering Maximum : $106,999.62

Minimum Investment Amount (per investor) : $169.26

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 12,820

Maximum Number of Shares Offered : 137,179

Price per Share : $0.78

Pre-Money Valuation : $4,992,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 48 hours | 10% bonus shares

Next 5 days | 5% bonus shares

Volume Perks

$500+ | Tacotopia Owners Sticker, Owners T-Shirt

$1,000 | $250 in store credit and Owners T-Shirt

$1,000 | $250 in store credit and Owners T-Shirt

$2,500+ | $500 in store credit and one annual pass for 4 people to all tacotopia events + 5% bonus shares

$5,000+ | $1,000 in store + Private party at Tacotopia for up to 25 people + 10% bonus shares)* Needs in the specific city

$20,000+ | Lifetime VIP entrance for 4 + Private party up to 50 people + 15% bonus shares)

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

TACOTOPIA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.78 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2019 All Rights Reserved

   

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This video shows people riding the bucking taco in the TacoTopia exhibit.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 04/30/2019
FILED 04:09 PM 04/30/2019
SR 20193365207 - File Number 7398729

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is TACOTOPIA, INC .

2. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington , County of New Castle Zip Code 19808 . The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company .

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 30000 shares (number of authorized shares) with a par value of $ 0.01 per share.

5. The name and mailing address of the incorporator are as follows:

Name Corporation Service Company
Mailing Address 251 Little Falls Drive
Wilmington, DE Zip Code 19808

Corporation Service Company, Incorporator

By: /s/ Margaret Rosado
Assistant Secretary

Name: Margaret Rosado
Print or Type



Service Request# **20193365207**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9000014
CORPORATION SERVICE COMPANY
251 LITTLE FALLS DRIVE
WILMINGTON, DE 19808

05-03-2019

ATTN: MARGARET 736987 1

DESCRIPTION	AMOUNT
7398729 - TACOTOPIA, INC 0102S Stock Corporation	
Incorporation Fee	$15.00
Receiving/Indexing	$25.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$18.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
TOTAL CHARGES	$89.00
CHARGED TO ACCOUNT	$89.00
BALANCE	$0.00

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

TACOTOPIA, INC a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of TACOTOPIA, INC resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 8,000,000 shares of common stock having a par value of $0.01 per share, 6,400,000 shares will be voting common stock having a par value of $0.01, and 1,600,000 shares will be non-voting common stock having a par value of $0.01.
The number of authorized shares of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of the shares of common stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:46 PM 12/11/2019
FILED 01:46 PM 12/11/2019
SR 20198571736 - File Number 7398729

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said TACOTOPIA, INC has caused this certificate to be signed by an authorized officer, this 11th day of December, 2019.

BY: Deborah Fiorentino -Signature

Name: Deborah Fiorentino -please print
Authorized Officer